COMMERZBANK 
AKTIENGESELLSCHAFT
NEW YORK BRANCH


05006116

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 185 SECTION

February 25, 2005

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of Tuesday's press release, regarding the resignation of one of the managing directors of the Commerzbank International S.A. subsidiary, together with recent data on certain purchases of Commerzbank shares by members of Commerzbank's Chairman of the Board of Managing Directors, all of which are already published on Commerzbank's website and may be of further interest to Commerzbank shareholders.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

Press release

For the business editor

February 22, 2005

Adrien Ney to leave Commerzbank International S.A.

Adrien Ney, *one of the two managing directors of* Commerzbank International S.A. (CISAL) is leaving the company to take over the position of CEO of Luxair, Luxembourg's national airline, on 1 June 2005.

Adrien Ney joined CISAL in September 1988 as head of money-market and foreign-exchange dealings, becoming managing director and joint head of the company in October 1996.

"I very much regret that he is leaving, but have to respect Mr. Ney' s decision. Commerzbank and I as well are especially grateful to him for his committed and very successful efforts in the management of CISAL", stressed Klaus-Peter Müll er, chairman of the board of directors of Commerzbank International S.A.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com



COMMERZBANK

/ directors' dealings /

Directors' Dealings

§15a of the German Securities Trading Act (WpHG) requires that transactions in Commerzbank securities that are carried out by members of Commerzbank's management or supervisory boards, or their family members be disclosed and published without delay for a period of one month.

Directors' Dealings:


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2005
WASH, D.C.
185

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
21.02.2005	Buy	Frankfurt	16.95	EUR	3,000	50,850.00

Reporting Person:

Name	Reason	Function
Roman Schmidt	Person with other executive functions	Head of Department Corporate Banking

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
18.02.2005	Buy	Frankfurt	16.86	EUR	2,250	37,935.00

Reporting Person:

Name	Reason	Function
Dr. Renate Krümmer	Person with other executive functions	Head of Department Strategy and Controlling

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.02.2005	Buy	Frankfurt	16.84	EUR	2,000	33,680.00

Reporting Person:

Name	Reason	Function
Dr. Achim Kassow	Person with executive functions	Executive Member of the Managing Board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.02.2005	Buy	Frankfurt	16.77	EUR	2,047	34,328.19

Reporting Person:

Name	Reason	Function
Klaus-Peter Müller	Person with executive functions	Executive Member of the Managing Board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.02.2005	Buy	Frankfurt	16.78	EUR	2,953	49,551.34

Reporting Person:

Name	Reason	Function
Klaus-Peter Müller	Person with executive functions	Executive Member of the Managing Board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.02.2005	Buy	Frankfurt	16.82	EUR	3,000	50,460.00

Reporting Person:

Name	Reason	Function
Martin Blessing	Person with executive functions	Executive Member of the Managing Board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.02.2005	Buy	Frankfurt	16.79	EUR	2,000	33,580.00

Reporting Person:

Name	Reason	Function
Dr. Eric Strutz	Person with executive functions	Executive Member of the Managing Board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland